                   Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: Texas Regional Bancshares, Inc.


On January 16, 2002, Texas Regional Bancshares, Inc. issued a press release announcing 2001 annual earnings. The text of the press release follows:




FOR IMMEDIATE RELEASE
January 16, 2002

       Texas Regional Bancshares, Inc. Reports Record annual Earnings

      MCALLEN, TEXAS--Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS) today reported net income for the year ended December 31, 2001 of $39.4 million, or $2.43 per diluted common share compared to $35.3 million, or $2.19 per diluted common share for the year ended December 31, 2000. Return on assets and return on shareholders' equity averaged 1.58 percent and 15.75 percent, respectively, for the year ended December 31, 2001 compared to 1.56 percent and 17.43 percent for 2000. Average unrealized gain on securities available for sale, net of tax, increased by $17.6 million during 2001 compared to the same period in 2000 therefore reducing return on equity. Cash earnings of $41.6 million, which exclude the after tax impact of amortization of goodwill, increased to $2.56 per diluted common share for the year ended December 31, 2001 compared to $2.32 for the 2000 period.

      For fourth quarter 2001, net income totaled $10.3 million, or $0.63 per diluted share compared to $9.5 million, or $0.59 per diluted common share for the same period in 2000. Return on assets and return on shareholders' equity averaged 1.60 percent and 15.21 percent, respectively, compared to 1.60 percent and 17.29 percent for 2000. Cash earnings per diluted common share for fourth quarter 2001 amounted to $0.67 per share compared to $0.62 for fourth quarter 2000.

      "Texas Regional enjoyed another record banking year by surpassing $39 million in annual earnings and $2.5 billion in assets for the first time in the company's history," said Glen E. Roney, Chairman of the Board. "These financial results are especially pleasing given that 2001 included a slowing national economy followed by the tragic events of September 11th."

                              FINANCIAL HIGHLIGHTS

      Net interest income, on a taxable equivalent basis, rose 5.7 percent to $26.0 million for fourth quarter 2001 compared to $24.6 million for fourth quarter 2000. An increase of 8.7 percent in average interest-earning assets to $2.3 billion contributed to this growth in net interest income. However, the net interest margin dropped fourteen basis points to 4.41 percent for fourth quarter 2001 compared to 4.55 percent for the corresponding 2000 period due to rapidly declining interest rates. This decline resulted from a one hundred seventy five basis point decline in the yield on average interest-earning assets to 7.30 percent for fourth quarter 2001, down from 9.05 percent for the related 2000 period as a result of declining interest rates. The cost of average interest-bearing liabilities also decreased by one hundred eighty two basis points to 3.47 percent for fourth quarter 2001, down from 5.29 percent for the related 2000 period.

      Net interest income, on a taxable equivalent basis, totaled $101.3 million for the year ended December 31, 2001, reflecting a 4.7 percent increase from the comparable prior year period. An increase of 11.2 percent in average interest-earning assets to $2.3 billion for 2000 contributed to the growth in net interest income. Nonetheless, the net interest margin averaged 4.44 percent for the year ended December 31, 2001, compared with 4.71 percent for 2000. This decline resulted from an eighty-two basis point decrease in the yield on average interest-earning assets to 8.11 percent, partially offset by a fifty-seven basis point decrease in the cost of average interest-bearing liabilities to 4.38 percent.

      Provision for loan losses increased $1.1 million to $3.0 million and net charge-offs rose $1.2 million to $2.2 million for fourth quarter 2001 compared to fourth quarter 2000. For the year ended December 31, 2001, provision for loan losses decreased 2.9 percent to $8.7 million and net charge-offs rose 14.5 percent to $7.1 million compared to 2000. Provision for loan losses totaled 0.53 percent of average loans for the year ended December 31, 2001 compared to 0.60 percent for 2000.

      Noninterest income of $8.2 million for fourth quarter 2001 increased by $2.5 million or 43.6 percent compared to $5.7 million for the same 2000 period. Total service charges increased $1.9 million to $5.8 million for fourth quarter 2001 compared to $3.9 million for fourth quarter 2000 due to introduction of new products and growth in business volumes. Net realized gains on sales of securities available for sale of $590,000 for fourth quarter 2001 increased $578,000 from fourth quarter 2000 due to sales of securities that were callable by issuers during the latter half of 2002. For the year ended December 31, 2001, noninterest income of $29.2 million increased by $7.6 million or 35.4 percent compared to $21.6 million for 2000. Total service charges rose $5.7 million to $20.5 million for 2001 as a result of the factors previously mentioned. Net realized gains on sales of securities available for sale of $1.5 million for 2001 increased $1.5 million over 2000 due to sales of securities that were callable by issuers during 2001-2002. Data processing fees totaled $3.2 million for 2001, increasing by $518,000 or 19.4 percent compared to 2000. Data processing fees increased due to the acquisition of a customer during May 2000 and the increased utilization of services by existing customers currently totaling 8. Trust service fees of $2.5 million increased by 8.4 percent or $193,000 during 2001 compared to 2000 due to an increase in the fair value of assets managed and an increase in fees effective April 1, 2000. The fair value of assets managed by the trust department totaled $441.0 million at December 31, 2001 and increased 14.7 percent compared to December 31, 2000.

      Noninterest expense increased $1.5 million or 10.9 percent to $14.8 million for fourth quarter 2001 compared to fourth quarter 2000. Other noninterest expense of $3.9 million for fourth quarter 2001 increased $1.5 million due to collection of $1.8 million judgement netted in other noninterest expense during fourth quarter 2000. Other real estate expense for fourth quarter 2001 increased $567,000 to $744,000 compared to 2000 primarily due to equipment retired of $369,000 on a marina property. Salaries and employee benefits declined $817,000 to $6.4 million for fourth quarter 2001 compared to 2000 as retirement plan expense dropped $1.1 million below 2000 levels. For the year ended December 31, 2001, noninterest expense totaled $59.3 million reflecting an increase of $5.8 million or 10.8 percent over the year ended December 31, 2000. Other noninterest expense of $14.9 million for 2001 increased $3.3 million as a result of a $1.8 million judgement collected during fourth quarter 2000 and higher franchise taxes of $674,000. Franchise tax recoveries of $221,000 during 2001 declined by $651,000 compared to $872,000 for 2000. Salaries and employee benefits increased $1.3 million, or 4.9 percent, to $27.9 million for the year ended December 31, 2001 primarily due to annual salary increases and higher insurance premiums compared to 2000. The number of full-time equivalent employees of 950 at December 31, 2001 increased 1.6 percent from 935 at December 31, 2000. The efficiency ratio averaged 45.14 percent for the year ended December 31, 2001.

      Assets totaled $2.6 billion at December 31, 2001, up from $2.4 billion at December 31, 2000, reflecting a 6.8 percent increase. Loans of $1.7 billion at December 31, 2001 increased $122.2 million or 7.7 percent compared to $1.6 billion at December 31, 2000. Deposits totaled $2.2 billion at December 31, 2001, up from $2.1 billion a year ago, reflecting a 6.0 percent increase. Excluding public funds, net deposits rose 6.7 percent to $1.8 billion during the past year. Shareholders' equity at

December 31, 2001 totaled $265.3 million. The total risk-based, tier 1 risk-based and leverage capital ratios of 13.54 percent, 12.39 percent and 9.05 percent at period end, respectively, and substantially exceeded regulatory requirements for a well-capitalized banking company.

                                  ASSET QUALITY

      At December 31, 2001, total loans of $1.7 billion included $14.0 million, or 0.82 percent, classified as nonperforming. The allowance for loan losses to nonperforming loans at December 31, 2001 declined to 149.99 percent from 155.90 percent at December 31, 2000. The decrease resulted primarily from an increase in nonperforming loans of $1.6 million at December 31, 2001. Net charge-offs for the year ended December 31, 2001 averaged 0.43 percent of average loans. The allowance for loan losses of $21.1 million represented 1.23 percent of loans at period end. Total nonperforming assets at December 31, 2001 of $21.8 million represented 0.84 percent of total assets compared to 0.71 percent of total assets at December 31, 2000. Nonperforming assets included other real estate of $2.4 million sold with the effective date of sale deferred because the sale terms do not meet the criteria for sales recognition for financial accounting purposes. Furthermore, other real estate totaling $1.3 million is currently under contract for sale or has closed subsequent to December 31, 2001.

                                OTHER INFORMATION

      As previously announced, Texas Regional and Riverway Holdings, Inc. jointly executed a definitive agreement for Texas Regional to acquire through merger Riverway Holdings, Inc. ("Riverway"). Riverway is the privately held bank holding company for Riverway Bank, located at Five Riverway Drive, Houston, Texas. As of December 31, 2001, Riverway had total assets of $693.0 million. The definitive agreement calls for the exchange of 1,276,226 shares of Texas Regional, subject to adjustment under specified conditions, for all of the outstanding shares of Riverway. The transaction, expected to close during first quarter 2002, is subject to approval by the appropriate regulatory authorities and other customary closing conditions.

      Texas Regional paid a quarterly cash dividend of $0.15 per share on January 15, 2002 to shareholders of record on January 2, 2002.

      Texas Regional is a registered bank holding company whose wholly owned subsidiary, Texas State Bank, conducts a commercial banking business in the Rio Grande Valley of Texas, operating twenty-six (26) full service banking locations. Texas Regional stock trades on The Nasdaq Stock MarketSM under the symbol TRBS.

                ADDITIONAL INFORMATION AND WHERE TO FIND IT

      Texas Regional has filed with the Securities Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction between Texas Regional and Riverway. Texas Regional and Riverway intend to mail a proxy statement/prospectus to the Riverway stockholders in connection with the transaction. Investors and security holders of Texas Regional and Riverway are urged to read the proxy statement/prospectus because it contains important information about Texas Regional, Riverway and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's web site (www.sec.gov). A free copy of the proxy statement/prospectus may also be obtained from Texas Regional or Riverway. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Riverway in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Riverway's officers and directors, in the transaction will be included in the proxy statement/prospectus.

      In addition to the registration statement on Form S-4 filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Riverway in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available for free at the SEC's web site (www.sec.gov). A free copy of these reports, statements and other information may also be obtained from Texas Regional.

ADDITIONAL FINANCIAL, STATISTICAL AND BUSINESS-RELATED INFORMATION, AS WELL AS BUSINESS TRENDS, IS INCLUDED IN A FINANCIAL SUPPLEMENT. THIS RELEASE, THE FINANCIAL SUPPLEMENT AND OTHER INFORMATION ARE AVAILABLE ON TEXAS REGIONAL'S WEBSITE AT HTTP://WWW.TEXASSTATEBANK.COM/TRBS/FINANCIALS.HTML. THE FINANCIAL SUPPLEMENT AND OTHER INFORMATION AVAILABLE ON TEXAS REGIONAL'S WEBSITE CAN ALSO BE OBTAINED BY CALLING R.T. PIGOTT, JR., CHIEF FINANCIAL OFFICER, AT (956) 631-5400.

THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING INFORMATION (INCLUDING INFORMATION RELATED TO PLANS, PROJECTIONS OR FUTURE PERFORMANCE OF TEXAS REGIONAL AND ITS SUBSIDIARIES), THE OCCURRENCE OF WHICH INVOLVE CERTAIN RISKS, UNCERTAINTIES, ASSUMPTIONS AND OTHER FACTORS WHICH COULD MATERIALLY AFFECT FUTURE RESULTS. IF ANY OF THESE RISKS OR UNCERTAINTIES MATERIALIZES OR ANY OF THESE ASSUMPTIONS PROVES INCORRECT, TEXAS REGIONAL'S RESULTS COULD DIFFER MATERIALLY FROM TEXAS REGIONAL'S EXPECTATIONS IN THESE STATEMENTS. TEXAS REGIONAL ASSUMES NO OBLIGATION AND DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS. FOR FURTHER INFORMATION PLEASE SEE TEXAS REGIONAL'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, WHICH ARE AVAILABLE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

CONTACT: GLEN E. RONEY, CHIEF EXECUTIVE OFFICER, OR R. T. PIGOTT, JR., CHIEF FINANCIAL OFFICER, (956) 631-5400, BOTH OF TEXAS REGIONAL.

Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                        At / For Three Months Ended
                                              ------------------------------------------------------------------------------
(Dollars in Thousands,                           Dec 31,         Sep 30,           Jun 30,         Mar 31,          Dec 31,
Except Per Share Data)                            2001            2001              2001            2001             2000
============================================================================================================================
Condensed Income Statements
   Interest Income                            $   42,611       $   45,608       $   46,618       $   48,465       $   48,540
   Interest Expense                               17,056           20,386           22,261           24,073           24,374
                                              ------------------------------------------------------------------------------
     Net Interest Income                          25,555           25,222           24,357           24,392           24,166
     Net Interest Income (1)                      26,017           25,634           24,781           24,853           24,605
   Provision for Loan Losses                       2,958            2,783            1,188            1,738            1,875
                                              ------------------------------------------------------------------------------
     Net Interest Income After
       Provision for Loan Losses                  22,597           22,439           23,169           22,654           22,291
                                              ------------------------------------------------------------------------------
   Noninterest Income
     Service Charges on
       Deposit Accounts                            4,947            4,753            3,810            3,455            3,198
     Other Service Charges                           856              796              780            1,075              710
     Trust Service Fees                              628              620              622              624              645
     Net Realized Gains on
       Sales of AFS Securities                       590              656              239               11               12
     Data Processing Service Fees                    829              823              793              749              746
     Other Operating Income                          335              355              477              390              390
                                              ------------------------------------------------------------------------------
       Total Noninterest Income                    8,185            8,003            6,721            6,304            5,701
                                              ------------------------------------------------------------------------------
   Noninterest Expense
     Salaries and Employee Benefits                6,420            7,310            7,369            6,834            7,237
     Net Occupancy Expense                         1,037            1,142            1,112            1,067              948
     Equipment Expense                             1,613            1,827            1,583            1,542            1,532
     Other Real Estate Expense, Net                  744              157              124               88              177
     Amortization of Goodwill and
       Identifiable Intangibles                    1,106            1,107            1,108            1,107            1,108
     Other Noninterest Expense, Net                3,923            3,475            3,773            3,776            2,386
                                              ------------------------------------------------------------------------------
       Total Noninterest Expense                  14,843           15,018           15,069           14,414           13,388
                                              ------------------------------------------------------------------------------
   Income Before Income Taxes                     15,939           15,424           14,821           14,544           14,604
   Income Tax Expense                              5,653            5,328            5,079            5,246            5,112
                                              ------------------------------------------------------------------------------
   Net Income                                     10,286           10,096            9,742            9,298            9,492
   Cash Earnings (2)                              10,836           10,646           10,292            9,847           10,042
============================================================================================================================
Common Share Data
   Net Income--Basic                          $     0.63       $     0.63       $     0.61       $     0.58       $     0.59
   Net Income--Diluted                              0.63             0.62             0.60             0.57             0.59
   Cash Earnings (2)--Basic                         0.67             0.66             0.64             0.61             0.62
   Cash Earnings (2)--Diluted                       0.67             0.65             0.63             0.61             0.62
   Book Value at Period End                        16.34            16.18            15.34            14.86            14.15
   Cash Dividends Declared                         0.150            0.150            0.150            0.150            0.150
Weighted Average Shares
   Outstanding (in Thousands)
     Basic                                        16,235           16,129           16,098           16,091           16,088
     Diluted                                      16,289           16,282           16,248           16,199           16,166
Shares Outstanding at Period End                  16,236           16,234           16,110           16,091           16,091
============================================================================================================================
Capital Ratios
   Total Risk-Based Capital Ratio                  13.54%           13.27%           12.96%           12.48%           12.35%
   Tier 1 Risk-Based Capital Ratio                 12.39            12.14            11.82            11.34            11.20
   Leverage Capital Ratio                           9.05             8.86             8.51             8.24             8.14
   Equity to Assets Ratio                          10.24            10.28             9.88             9.59             9.39
============================================================================================================================

Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                        At / For Three Months Ended
                                              ------------------------------------------------------------------------------
(Dollars in Thousands,                           Dec 31,         Sep 30,           Jun 30,         Mar 31,          Dec 31,
Except Per Share Data)                            2001            2001              2001            2001             2000
============================================================================================================================
Balances
   Total Assets                               $2,590,812       $2,553,728       $2,501,672       $2,493,741       $2,426,097
   Loans                                       1,710,001        1,648,716        1,622,842        1,624,182        1,587,827
   Securities                                    655,635          686,349          648,325          638,182          621,945
   Interest-Earning Assets                     2,366,227        2,345,972        2,297,994        2,296,104        2,216,877
   Deposits                                    2,235,877        2,204,341        2,159,000        2,170,877        2,109,748
   Public Funds                                  448,030          433,330          375,977          454,268          433,631
   Shareholders' Equity                          265,259          262,596          247,161          239,130          227,704
============================================================================================================================
Average Balances
   Total Assets                               $2,552,769       $2,498,506       $2,468,622       $2,435,309       $2,353,909
   Loans                                       1,662,876        1,627,181        1,610,062        1,610,920        1,551,655
   Securities                                    655,611          645,043          630,682          613,130          594,090
   Interest-Earning Assets                     2,340,890        2,291,246        2,262,230        2,230,343        2,153,326
   Deposits                                    2,211,749        2,172,230        2,154,755        2,124,665        2,077,296
   Public Funds                                  430,173          394,469          404,522          435,668          437,544
   Shareholders' Equity                          268,334          254,094          243,899          234,182          218,399
============================================================================================================================
Selected Financial Data
   Net Income
     Return on Average Assets                       1.60%            1.60%            1.58%            1.55%            1.60%
     Return on Average Equity                      15.21            15.76            16.02            16.10            17.29
     Efficiency Ratio (1)                          41.95            45.06            47.80            46.00            43.61
   Cash Earnings (2)
     Return on Average Assets                       1.68             1.69             1.67             1.64             1.70
     Return on Average Equity                      16.02            16.62            16.93            17.05            18.29
     Efficiency Ratio                              40.24            43.32            45.97            44.16            41.71
   Net Interest Income to
     Average Earning Assets (1)                     4.41             4.44             4.39             4.52             4.55
   Allowance for Loan Losses                  $   21,050       $   20,287       $   19,988       $   19,837       $   19,458
   Net Charge-Offs                                 2,195            2,484            1,037            1,359            1,019
   Full-Time Equivalent Employees                    950              944              940              925              935
============================================================================================================================
Nonperforming Assets, Past Due Loans
   & Restructured Loans
     Nonaccrual Loans                         $   14,034       $   11,161       $   13,000       $   13,232       $    8,999
     Restructured Loans                               --               --               --               --            3,482
     Foreclosed and Other Assets                   7,796            9,316            7,004            5,039            4,733
                                              ------------------------------------------------------------------------------
       Total Nonperforming Assets                 21,830           20,477           20,004           18,271           17,214
     Accruing Loans 90 Days or
       More Past Due                              12,164            9,332            6,217            3,693            4,022
============================================================================================================================

(1) Tax-equivalent basis assuming a 35% tax rate.
(2) Net income before amortization of goodwill, net of taxes.

Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                         At / For Year Ended
                                                                       -------------------------
(Dollars in Thousands,                                                December 31,   December 31,
Except Per Share Data)                                                    2001          2000
================================================================================================
Condensed Income Statements
   Interest Income                                                     $  183,302     $  181,537
   Interest Expense                                                        83,776         86,513
                                                                       -------------------------
     Net Interest Income                                                   99,526         95,024
     Net Interest Income (1)                                              101,285         96,749
   Provision for Loan Losses                                                8,667          8,927
                                                                       -------------------------
     Net Interest Income After
       Provision for Loan Losses                                           90,859         86,097
                                                                       -------------------------
   Noninterest Income
     Service Charges on
       Deposit Accounts                                                    16,965         11,863
     Other Service Charges                                                  3,507          2,933
     Trust Service Fees                                                     2,494          2,301
     Net Realized Gains on
       Sales of AFS Securities                                              1,496             12
     Data Processing Service Fees                                           3,194          2,676
     Other Operating Income                                                 1,557          1,789
                                                                       -------------------------
       Total Noninterest Income                                            29,213         21,574
                                                                       -------------------------
   Noninterest Expense
     Salaries and Employee Benefits                                        27,933         26,636
     Net Occupancy Expense                                                  4,358          3,966
     Equipment Expense                                                      6,565          6,127
     Other Real Estate Expense, Net                                         1,113            650
     Amortization of Goodwill and
       Identifiable Intangibles                                             4,428          4,469
     Other Noninterest Expense, Net                                        14,947         11,696
                                                                       -------------------------
       Total Noninterest Expense                                           59,344         53,544
                                                                       -------------------------
   Income Before Income Taxes                                              60,728         54,127
   Income Tax Expense                                                      21,306         18,825
                                                                       -------------------------
   Net Income                                                              39,422         35,302
   Cash Earnings (2)                                                       41,621         37,501
================================================================================================
Common Share Data

   Net Income--Basic                                                   $     2.44     $     2.20
   Net Income--Diluted                                                       2.43           2.19
   Cash Earnings (2)--Basic                                                  2.58           2.34
   Cash Earnings (2)--Diluted                                                2.56           2.32
   Book Value at Period End                                                 16.34          14.15
   Cash Dividends Declared                                                  0.600          0.532

Weighted Average Shares
   Outstanding (in Thousands)
     Basic                                                                 16,139         16,050
     Diluted                                                               16,254         16,148
Shares Outstanding at Period End                                           16,236         16,091
================================================================================================
Capital Ratios
   Total Risk-Based Capital Ratio                                           13.54%         12.35%
   Tier 1 Risk-Based Capital Ratio                                          12.39          11.20
   Leverage Capital Ratio                                                    9.05           8.14
   Equity to Assets Ratio                                                   10.24           9.39
================================================================================================

Texas Regional Bancshares, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS (UNAUDITED)                                         At / For Year Ended
                                                                       -------------------------
(Dollars in Thousands,                                                December 31,   December 31,
Except Per Share Data)                                                    2001          2000
================================================================================================
Balances
   Total Assets                                                        $2,590,812     $2,426,097
   Loans                                                                1,710,001      1,587,827
   Securities                                                             655,635        621,945
   Interest-Earning Assets                                              2,366,227      2,216,877
   Deposits                                                             2,235,877      2,109,748
   Public Funds                                                           448,030        433,631
   Shareholders' Equity                                                   265,259        227,711
================================================================================================
Average Balances
   Total Assets                                                        $2,489,149     $2,257,193
   Loans                                                                1,627,901      1,482,628
   Securities                                                             636,257        560,116
   Interest-Earning Assets                                              2,281,508      2,052,573
   Deposits                                                             2,166,106      1,999,028
   Public Funds                                                           416,133        416,371
   Shareholders' Equity                                                   250,231        202,498
================================================================================================
Selected Financial Data
   Net Income
     Return on Average Assets                                                1.58%          1.56%
     Return on Average Equity                                               15.75          17.43
     Efficiency Ratio (1)                                                   45.14          44.71
   Cash Earnings (2)
     Return on Average Assets                                                1.67           1.72
     Return on Average Equity                                               16.63          19.22
     Efficiency Ratio                                                       43.36          42.77
   Net Interest Income to
     Average Earning Assets (1)                                              4.44           4.71
   Allowance for Loan Losses                                           $   21,050     $   19,458
   Net Charge-Offs                                                          7,075          6,180
   Full-Time Equivalent Employees                                             950            935
================================================================================================
Nonperforming Assets, Past Due Loans
   & Restructured Loans
     Nonaccrual Loans                                                      14,034     $    8,999
     Restructured Loans                                                        --          3,482
     Foreclosed and Other Assets                                            7,796          4,733
                                                                       -------------------------
       Total Nonperforming Assets                                          21,830         17,214
     Accruing Loans 90 Days or
       More Past Due                                                       12,164          4,022
================================================================================================

(1) Tax-equivalent basis assuming a 35% tax rate.
(2) Net income before amortization of goodwill, net of taxes.